Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-145083
September 25, 2008

Issuer:	Wisconsin Electric Power Company

Security:	6.00% Debentures due April 1, 2014

Principal Amount:	$300,000,000

Maturity:	April 1, 2014

Coupon:	6.00%

Initial Price to Public:	99.806% per Debenture

Yield to Maturity:	6.042%

Spread to Benchmark Treasury:	+300 bp

Benchmark Treasury:	3.125% due August 31, 2013

Benchmark Treasury Yield:	3.042%

Interest Payment Dates:	April 1 and October 1, commencing
April 1, 2009

Redemption Provisions:
The debentures will be redeemable as a whole at any time, or in part from time to time, at our option, at a redemption price equal to the greater of (a) 100% of the principal amount of the debentures being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 45 basis points, plus accrued interest to the redemption date.

Expected Settlement:	T+4; October 1, 2008

Ratings*	A1/A-/A+ (Moody’s/S&P/Fitch)

CUSIP:	976656 CA4

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Wachovia Capital Markets, LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc.
Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Wachovia Capital Markets, LLC toll-free at 1-800-326-5897.